UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of February, 2009

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

Contax Participações S.A.
and Contax Participações S.A.
and subsidiary
Consolidated financial statements
on December 31, 2008 and 2007
and report of independent auditors

(A free translation of the original in Portuguese)
Report of Independent Auditors
To the Management and Shareholders
Contax Participações S.A.
Rio de Janeiro – RJ

1 We have examined the balance sheet of Contax Participações S.A. (Parent Company and Consolidated), related to the year ended on December 31, 2008 and the respective statements of income, of changes in shareholders’ equity (Parent Company), of cash flow and value added corresponding to the year ended on that date, prepared under the responsibility of its Management. Our responsibility is to express an opinion on these financial statements. As described in explanatory note 10, the examination of the financial statements related to the year ended on December 31, 2008 of the subsidiary TNL Contax S.A., used for equity accounting and consolidation purposes has been conducted under the responsibility of other independent auditors. Our report, in what regards the amounts of this subsidiary, is exclusively based on the reports of these other independent auditors.

2 Our exams have been conducted in compliance with the Brazilian audit standards, including: (a) the planning of the works, considering the relevance of the balances, the volume of transactions and the accounting and internal control system of the Company; (b) the verification, based on tests, of the evidences and records that support the accounting figures and information disclosed; and (c) the evaluation of the most representative accounting practices and estimates adopted by the Management of the Company, and of the presentation of the financial statements taken as a whole.

3 In our opinion, based on our exams and on the report of the other independent auditors, the financial statements referred to in paragraph 1 above adequately represent, in all the relevant aspects, the equity and financial position of Contax Participações S.A. (Parent Company and Consolidated) on December 31, 2008, the result of its operations, the changes in shareholders’ equity (Parent Company), its cash flows and value added in the operations corresponding to the year ended on that date, according to the accounting practices adopted in Brazil.

4 We had previously reviewed the financial statements related to the year ended on December 31, 2007, which included the balance sheet, the statements of income, of changes in shareholders’ equity and of changes in financial position of that year, for which we issued an unqualified report, on February 28, 2008. As mentioned in Note 2, the adopted accounting practices were changed as of January 1, 2008.

(A free translation of the original in Portuguese)
Report of Independent Auditors
To the Management and Shareholders
Contax Participações S.A.
Rio de Janeiro – Rio de Janeiro

The financial statements related to the year ended on December 31, 2007, presented jointly with the financial statements on December 31, 2008, were prepared in accordance with the accounting practices in force in Brazil as of December 31, 2007 and, as allowed by Technical Pronouncement CPC 449/08, were presented, with the adjustments and reclassifications mentioned in Note 2 (vii), for comparison purposes between the fiscal years.

5 The statements of cash and of value added corresponding to the year ended on December 31, 2007, prepared under the scope of the 2008 financial statements, were submitted to the same auditing procedures mentioned in paragraph 2, and, in our opinion, these statements are duly presented in all their material aspects, in relation to the financial statements mentioned in paragraph 4, taken as a whole.

Rio de Janeiro, February 17, 2009.

José Luiz de Souza Gurgel
Partner-accountant
CRC RJ-087339/O-4
BDO Trevisan Auditores Independentes
CRC 2SP013439/O-5 “S” RJ

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Balance sheets on December 31
Expressed in thousands reais	(A free translation of the original in Portuguese)

		Parent Company		Consolidated				Parent Company			Consolidated

Assets	Note	2.008	2.007	2.008	2.007	Liabilities and shareholders' equity	Note	2.008	2.007	2.008	2.007

Current assets						Current liabilities
Cash and cash equivalents	8	16,132	876	355,928	240,310	Loans and financing	13			14,219	300
Accounts receivable				102,134	84,863	Suppliers		29	97	76,847	72,466
Deferred and recoverable taxes	9	30	740	57,448	43,005	Payroll and related charges		42	48	181,924	143,349
Dividends receivable	10	148,743	12,637			Commercial leasing	14			16,086	18,218
Prepaid expenses and other assets				8,573	6,070	Stock option plan		239	161	239	161
						Taxes payable	16	56	348	68,749	38,990
						Proposed dividends	18	51,364	14,271	51,364	14,271

		164,905	14,253	524,083	374,248	Other liabilities				1,965	2,343

								51,730	14,925	411,393	290,098

Non-current assets
Long-term assets						Non-current liabilities
Deferred and recoverable taxes	9	5,689	3,688	25,346	17,574	Long-term liabilities
Court deposits	16			35,338	17,787	Loans and financing	13			203,750	100,060
Credits receivable				17,530	11,678	Debentures	15	40,153
Other assets				1,122	889	Provision for contingencies	17			64,151	46,860
						Commercial leasing	14			9,884	25,970
						Stock option plan		94	44	94	44
						Taxes payable	16			1,787	2,391

		5,689	3,688	79,336	47,928	Debts with related parties		954

						Transfer to shareholders	18(g)	16,850		16,850

								58,051	44	296,516	175,325

						Minority interest				2,079

Investment in subsidiary	10			304,800	254,467
Property, plant and equipment	11			84,467	67,976	Shareholders' equity	18
Intagible assets	12					Capital stock		223,873	223,873	223,873	223,873
						Capital reserve		9,282	9,254	9,282	9,254
						Profit reserves		110,475	68,066	110,475	68,066
						Treasury Shares		(49,848)	(10,913)	(49,848)	(10,913)
						Accumulated losses		(11,084)	(11,084)	(11,084)	(11,084)

		227,574	279,912	468,603	370,371

		392,479	294,165	992,686	744,619

Total assets								282,698	279,196	282,698	279,196

						Total liabilities and shareholders' equity		392,479	294,165	992,686	744,619

The accompanying notes are an integral part of these financial statements .

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Statements of Income
Years ended on December 31
Expressed in thousands reais	(A free translation of the original in Portuguese)

		Parent Company		Consolidated

	Note	2008	2007	2008	2007

Gross operating revenue				1,916,115	1,475,488
Deductions from gross revenue				(141,387)	(109,673)

Net operating revenue				1,774,728	1,365,815
Cost of services rendered	4			(1,490,647)	(1,185,079)

Gross operating income				284,081	180,736

Operating income (expenses)
Equity results	10	94,405	46,801
Selling, general and administrative	4	(2,736)	(3,254)	(119,537)	(86,906)
Other operating income (expenses), net	5	(91)	(139)	(18,626)	(15,579)

		91,578	43,408	(138,163)	(102,485)

Operating income before financial results		91,578	43,408	145,918	78,251
Financial results, net	6	(102)	4,281	(50)	(3,546)

Income before income tax and social contribution		91,476	47,689	145,868	74,705
Income tax and social contribution:
Current	7	(19)	(315)	(51,370)	(24,450)
Deffered	7	952		(2,086)	(2,881)

Net income before minority interest		92,409	47,374	92,412	47,374
Minority interest				(3)

Net income for the year		92,409	47,374	92,409	47,374

Total shares outstanding on the balance sheet date (thousand)		14,777	15,691

Net income per thousand shares of the capital stock at the end of the year		$6.25	$3.02

The accompanying notes are an integral part of these financial statements.

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Statement of Changes in Shareholders’ Equity
Expressed in thousands reais	(A free translation of the original in Portuguese)

			Profit reserves

		Capital reserve					Retained
		on					earnings /
	Total	share			Unrealized	Treasury	(accumulated
	capital	subscription	Legal	Statutory	revenue	shares	losses)	Total

On December 31, 2006	223,873	9,386	8,146	110,711	17,219	(780)		368,555

Adjustments to Law 11,638/07 (Note 2)							(4,474)	(4,474)

Adjusted opening balance	223,873	9,386	8,146	110,711	17,219	(780)	(4,474)	364,081
Net income for the year
Originally presented							53,984	53,984
Adjustments to Law 11,638/07 (Note 2)							(6,610)	(6,610)

Net income for 2007, adjusted							47,374	47,374
Acquisition of own shares						(119,317)		(119,317)
Cancelation of own shares				(108,580)		108,580
Sale of treasury shares		(132)				604		472
Allocation of the net income for the year:
Legal reserve			2,699				(2,699)
Statutory reserve				38,464			(38,464)
Unrealized profit reserve					12,044		(12,044)
Proposed dividends (R$0.85 per thousand shares)					(12,637)		(777)	(13,414)

On December 31, 2007	223,873	9,254	10,845	40,595	16,626	(10,913)	(11,084)	279,196

Acquisition of own shares						(38,935)		(38,935)
Dividends lapsed		28						28
Net income for the year							92,409	92,409
Allocations of the net income for the year:
Legal reserve			4,620				(4,620)
Statutory reserve				54,415			(54,415)
Proposed dividends (R$3.35 per thousand shares)					(16,626)		(33,374)	(50,000)

On December 31, 2008	223,873	9,282	15,465	95,010		(49,848)	(11,084)	282,698

	2,008	2,007

Book value per thousand shares	R$ 17.83	R$ 17.61

The accompanying notes are an integral part of these financial statements.

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Statements of Cash Flow
Years ended on December 31
Expressed in thousands reais	(A free translation of the original in Portuguese)

	Parent Company		Consolidated

	2008	2007	2008	2007

Operating Activities

Net income	92,409	47,374	92,409	47,374
Net Income Adjustments
Depreciation and amortization			100,851	111,764
Allowance for doubtful accounts				4,021
Equity income	(94,405)	(46,801)
(Gain) or loss from sale of property, plant and equipment			124	(67)
Contingencies and other provisions			11,438	15,604
(Increase)/Decrease in Accounts Receivable			(17,271)	(35,016)
(Increase)/Decrease in Prepaid Expenses			(2,217)	(887)
(Increase)/Decrease in Deferred Taxes	(1,807)	1,210	(22,738)	5,325
(Increase)/Decrease in Other Assets			(574)	(1,604)
Increase/(Decrease) in Payroll and Related Charges	(6)	24	38,756	29,863
Increase/(Decrease) in Suppliers	(68)	(386)	4,381	24,705
Increase/(Decrease) in Taxes Payable	(292)	(2,108)	29,155	(923)
Increase/(Decrease) in Other Liabilities	16,980	203	16,602	2,378
Accrued Financial Charges	669	62	2,044	639

Net cash from operating activities	13,480	(422)	252,780	203,176

Investment Activities

Sale of Property, Plant and Equipment			131	99
Acquisition of Property, Plant and Equipment			(167,930)	(133,482)
Court Deposits			(18,574)	(9,438)
Minority Interest			2,079
Credits Receivable from Subsidiary		86,650
Dividends Received	12,637	7,050

	12,637	92,700	(184,294)	(142,821)

Net Cash Used in Investment Activities

Financing Activities
Increase/(Decrease) of Capital	28	(108,712)	28	(108,712)
Payment of leasing			(18,218)	(21,026)
Short-Term Loans			13,475
Long-Term Loans			103,690	100,060
Debentures	40,000
Loans with Short-Term Related Parties	954
Distribution of Dividends	(12,908)	(11,532)	(12,908)	(11,532)
Share Buyback	(38,935)	(10,606)	(38,935)	(10,606)
Sale of Shares		472		472

Net Cash Used in Financing Activities	(10,861)	(130,378)	47,132	(51,344)

Net Increase in cash and cash equivalents	15,256	(38,100)	115,618	9,011

Cash and cash equivalents at the beginning of the period	876	38,976	240,310	231,299
Cash and cash equivalents at the end of the period	16,132	876	355,928	240,310

	15,256	(38,100)	115,618	9,011

The accompanying notes are an integral part of these financial statements.

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Statements of Value Added
Years ended on December 31
Expressed in thousands reais	(A free translation of the original in Portuguese)

	Parent Company		Consolidated

	2008	2007	2008	2007

Revenue
Sale of services			1,916,115	1,475,488
Allowance for doubtful accounts				(4,033)
Other Revenue			131	99

			1,916,246	1,471,554

Inputs from third parties

Other costs of services rendered	(90)	(139)	(17,718)	(13,652)
Material, electricity, third parties services	(1,302)	(2,036)	(267,296)	(200,076)
Loss / Recovery of assets values			(254)	(32)

	(1,392)	(2,175)	(285,268)	(213,760)

Gross added value	(1,392)	(2,175)	1,630,978	1,257,794

Depreciation and amortization			(100,851)	(111,764)
Written-off goodwill			(1,694)

Net added value generated by the company	(1,392)	(2,175)	1,528,433	1,146,030

Added value received in transfer
Equity Results	94,405	46,801
Financial Revenues	905	4,852	32,547	16,647

Total added value to distribute	93,918	49,478	1,560,980	1,162,677

Personnel and charges
Payroll and charges			958,189	748,083
Training			28,688	17,814
Management fees	1,150	1,023	1,150	1,023
Taxes, fees and contributions
Federal taxes	(433)	920	300,391	226,206
Municipal taxes			76,566	59,407
Financiers
Interest and monetary variations	675	18	28,850	11,911
Rentals	117	143	74,734	50,859
Dividends	33,374	777	33,374	777
Minority interest			3
Retained earnings /Recording of reserve	59,035	46,597	59,035	46,597

Added value distributed	93,918	49,478	1,560,980	1,162,677

The accompanying notes are an integral part of these financial statements.

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Notes to the Financial Statements at December 31, 2008 and 2007
Expressed in thousands reais

1 Operations

(a) Contax Participações S.A. ("Company"), established on July 31, 2000, is a publicly-held Company whose registered corporate purpose is to hold interests in other commercial enterprises and civil societies as a partner, shareholder or quotaholder in Brazil or abroad. The Company has (i) as wholly-owned subsidiary, TNL Contax S.A. ("TNL Contax"), a contact center service provider, whose purpose is to provide tele-assistance services in general and (ii) as indirect subsidiary, TODO BPO e Soluções em Tecnologia S.A. (“TODO”), an “information technology” company, whose purpose is to provide information technology services.

(b) TNL Contax

TNL Contax, established in August 1998, is a joint-stock, privately-held company, which corporate purpose is providing tele-assistance services in general, offering a variety of integrated customer interaction solutions between its customers and their consumers, including telemarketing operations, customer services, customer retention, technical support and bill collection through a variety of communication channels, including telephone contacts, internet access, e-mail, fax, development of technological solutions related to the tele-assistance services, among others.

(c) TODO

TODO, established in September 2008, a joint-stock, privately-held company, whose corporate purpose is to provide information technology services, software development and integrated, full and customized solutions, including the management of full or partial value chain of outsourced processes of business in general; back office processing; customer relationship management, among others.

2 Presentation of financial statements

The Company’s financial statements were approved by the Board of Directors on February 17, 2009 and are being presented in accordance with accounting practices adopted in Brazil, the Brazilian Corporate Law and rules established by the Brazilian Securities Commission (CVM).

When preparing the financial statements, it is necessary to use estimates to record certain assets, liabilities and other transactions in the accounts. The Company’s financial statements include, consequently, estimates for the determination of the useful lives of the property, plant and equipment, provisions required for contingent liabilities, decisions on the provisions for income tax and other similar matters. Actual amounts may differ from the estimates.

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Notes to the Financial Statements at December 31, 2008 and 2007
Expressed in thousands reais

The Company’s consolidated financial statements present the balances of accounts referring to its subsidiaries. The balances and transactions between the parties, as well as unrealized revenues are removed in the consolidation, including, investments, checking accounts, dividends, revenues and expenses among consolidated companies.

Amendment to the Brazilian Corporate Law

On December 28, 2007, Law 11,638 was enacted, amended by Provisional Measure - MP 449 of December 4, 2008, which changed and introduced new provisions to the Brazilian Corporate Law. This Law and said MP mainly aim at updating the Brazilian Corporate Law to enable the process of converging the accounting practices adopted in Brazil with those international accounting standards issued by the International Accounting Standards Board - IASB. The application of said Law and MP is mandatory for the annual financial statements as of and after January 1, 2008.

The changes in the Brazilian Corporate Law caused the following impacts on the Company’s financial statements:

(i) Replacement of Statements of Changes in Financial Position with the Statement of Cash Flows.

(ii) Classification and measurement of financial instruments: aligned with international standard, the Company classified the financial instruments in three categories: available-for-trading, available-for-sale and held-to-maturity securities. The financial assets classified as available for trading are recognized at their market value and with effects on income. The financial assets classified as available-for-sale are recognized at their market value including effects on specific account ("Adjustments to Assets Valuation" account in shareholders’ equity). The financial assets classified as held-to-maturity are accounted at the amortized cost plus yields.

(iii) This law introduced the Adjustment to Present Value concept for assets and liabilities operations deriving from long-term operations and in the event of any material effect for other operations. On December 31, 2008, the Company did not have any assets and liabilities operations deriving from long-term operations which could result in adjustments at present value.

(iv) Law 11,638 also requires that the Company carries out periodically analysis to verify the recovery level of the amounts recorded in the fixed assets, intangible assets and deferred charges. The Company will assess, at least annually, the existence of impairments in long-term assets. The Company did no identify any impairment on the dates of these financial statements.

(v) Pursuant to Law 11,638, the shareholders’ equity must be divided into: capital stock, capital reserves, adjustments to assets valuation, profit reserves, and treasury shares.

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Notes to the Financial Statements at December 31, 2008 and 2007
Expressed in thousands reais

(vi) Financial leasing: pursuant to amendment to Article 179, provided for by Law 11,638/07, the assets resulting from leasing operations destined to maintain subsidiary TNL Contax S.A.’s operations were recorded in property, plant and equipment and the corresponding outstanding balance under the item “Leasing”. See Notes 3(h) and 14.

(vii) Stock Option Plan: the Company started to recognize the fair value of shares granted in the stock option plan in the income for 2008, during the period the which the right is granted. See Notes 3 (o) and 18(f)

As allowed by the Pronouncement CPC 13 – preliminary adoption of Law 11,638/07 and MP 449/08, the Company’s management has chosen to present again the comparative figures adjusted according to the rule NPC 12 – Accounting Practices, Changes in Estimates and Correction of Errors. The changes in accounting practices previously mentioned affected the shareholders’ equity and the income for 2007, in the amount indicated below:

	Shareholders' equity

			Income for
	December	December 31,	the year of
	31, 2007	2006	2007

Balance orginally presented	290,280	368,555	53,984
Property, plant and equipment	(48,845)	(21,349)	(27,497)
Financial leasing	37,966	16,875	21,092
Stock option plan	(205)		(205)

Balance pursuant to Law 11638/07	279,196	364,081	47,374

3 Summary of Significant Accounting Policies

The main accounting practices adopted in these financial statements are outlined as follows:

(a) Revenue recognition

Revenues from services rendered by TNL Contax are recorded on the accrual basis, i.e., on the effective rendering of the services, regardless of their billing dates. Most of the commercial contracts are priced based on indicators such as the number of workstations and speaking time, in addition to performance targets.

These revenues are calculated based on available information in the computerized control systems for these indicators, being calculated individually per customer. Moreover, these indicators are constantly discussed with the Company's customers, and are reviewed when necessary. Any possible future adjustments arising from these reviews are recorded within the accrual period.

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Notes to the Financial Statements at December 31, 2008 and 2007
Expressed in thousands reais

Operating costs and expenses are recorded on the accrual basis, and are represented mainly by personnel expenses.

Financial revenues and expenses are mainly represented by investments yields, interest rates and monetary restatements of contingencies, interest on loans, and also, in 2007 by Provisional Contribution on Financial Operations (CPMF), recorded on an accrual basis (Note 6).

(b) Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank deposits, short-term investments with an insignificant risk of change in value.

(c) Allowance for doubtful accounts

This allowance is recorded to cover probable losses relative to accounts receivable and is based on estimates that take into account each customer’s status and guarantees provided thereby. The measurement of this allowance considers the individual status of each customer in arrears.

(d) Deferred income tax and social contribution

The provisions for income tax and social contribution payable and deferred on temporary differences are established at the base rate of 34% pursuant to prevailing laws. The installments paid in advance of income tax and social contribution are presented in "Deferred and Recoverable Taxes".

The Company has carried out technical studies covering the generation of future results in compliance with management's expectations, taking into account the continuity and maintenance of the future results. These future results are brought to present values and compared to the nominal values of the recoverable tax credits during a period limited to ten years. The technical studies are updated on an annual basis and the tax credits are adjusted based on the outcome of the reviews. These studies are approved by the Company's governing bodies (Note 9).

Deferred tax credits are verified on tax loss carryforwards, negative base of social contribution on net income and temporary differences, due to the fact that they are likely to be realized. If deferred tax credits are not likely to be realized, no accounting recognition is made. Tax losses and negative base of social contribution do not have a statute of limitations, however, their offset is limited to 30% of the future taxable income amount.

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Notes to the Financial Statements at December 31, 2008 and 2007
Expressed in thousands reais

(e) Court deposits

There are situations in which TNL Contax challenges the legitimacy of certain liabilities or lawsuits filed against it. In view of these challenges through court order or management’s strategy, the amounts under consideration may be deposited at court, but liabilities are not typified as settled. These deposits are recorded as long-term assets and monetarily restated and they will be recovered in the event of a favorable decision to the Company (Note 17).

(f) Other current and non-current assets

These are stated at realizable values, including, when applicable, income and monetary variations.

(g) Investment

Investments in subsidiaries are accounted for and registered in the Parent Company using the equity method of accounting recognized in the income for the year as operating revenues (or expenses);

(h) Property, plant and equipment

Property, plant and equipment is presented at acquisition cost. Depreciation is calculated using the straight-line method at rates that take into account the assets' expected useful life (Note 11). Repairs and maintenance are appropriated to income during the period in which they are incurred.

(i) Intangible assets

The expenses directly associated with single and identifiable software, controlled or developed by the Company and which, probably, will generate economic benefits higher than the costs for over one year are recognized as intangible assets. The amortization is calculated through the application of the straight-line method, with rates that take into consideration the software utilization estimates (Note 12).

(j) Impairment

The property, plant and equipment and other non-current assets, including intangible assets are reviewed yearly in order to identify any evidence of non- recoverable losses or also, whenever events or changes in circumstances indicate that the book value may not be recoverable. When this is the case, the recoverable value is calculated to verify if there is any loss. If any, the loss is recognized by the amount in which the book value of asset exceeds its recoverable value, which is the highest amount between the net sales price and the value under use of an asset.

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Notes to the Financial Statements at December 31, 2008 and 2007
Expressed in thousands reais

(k) Payroll and related charges

The amounts related to vacation pay owed to the employees are covered by provisions established in proportion to the acquisition period thereof.

The subsidiary TNL Contax has a profit sharing program, for all its employees, pursuant to the agreement entered into with FITTEL – Interstate Federation of Employees of Telecommunications Companies. This profit sharing program is based on increasing operating gains and individual performance, in which all the employees take part.

(l) Provision for contingencies

The recognition, measurement and disclosure of contingent assets and liabilities and legal obligations are carried out according to the criteria set forth in CVM Rule 489/05.

Contingent Assets – are not recognized on an accounting basis, except when the management is in total control of the situation or when there are real guarantees or favorable decisions, on which it is no longer possible to file appeals, characterizing the gain as practically certain.

Contingent liabilities – established by means of individual analysis, by complaints, based on the opinion of management and in-house counsel, as well as outside legal advisers. The bases, amounts involved and types of main contingencies are described in Note 17.

Legal obligations – arise from tax obligations whose purpose of claim is its lawfulness or constitutionality.

(m) Commercial Leasing

Fixed assets commercial leasing in which the Company substantially owns all property risks and benefits are classified as financial leasing. Financial leasings are recorded as if they were a credit purchase, firstly recognizing fixed assets and a financing liability (leasing). The fixed assets acquired in financial leasings are depreciated at the rates presented in Note 11.

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Notes to the Financial Statements at December 31, 2008 and 2007
Expressed in thousands reais

(n) Loans

Loans taken are recognized initially in the funds receivables, net of transaction costs. Subsequently, loans taken are presented by the cost amortized, that is to say, added to charges and interest proportional to the period incurred (Note 13).

Debentures not convertible into shares are recognized similarly to loans (Note 15).

(o) Stock option plan

TNL Contax’s stock option plan, initiated in 2007, provides for the exercise of four equal annual lots. Each annual lot may be fully or partially exercised until the 4-year final term. The fair value of granted options is recognized as expenses, during the vesting period; period in which specific vesting conditions shall be met.

(p) Other current and non-current liabilities

These are presented at known or calculable values, in addition to the corresponding charges and monetary variations, when applicable.

(q) Consolidation of financial statements

The financial statements of Contax Participações S.A. comprise the following financial information of its direct and indirect subsidiaries:

	Interest - %

	Control	2008

TNL Contax S.A.	Direct	100
TODO BPO e Soluções em Tecnologia S.A.	Indirect	80

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Notes to the Financial Statements at December 31, 2008 and 2007
Expressed in thousands reais

The consolidated financial information was prepared according to the technical criteria of consolidation set forth in CVM Rule 247/96, eliminating the balances of and assets and liabilities and income from consolidated intercompany transactions, as well as investments.

(i) TODO BPO’s Extraordinary General Meeting held on October 29, 2008 approved the capital increase, upon issue of 8,000 new common shares, in the amount of R$10,000, of which R$8 were allocated to compose the capital stock and R$9,992 were allocated to the capital reserve, fully subscribed by TNL Contax.

As a result of this operation, TNL Contax recorded a goodwill in the amount of R$1,695, based on future profitability, which was fully written-down to the year’s result due to the lack of a profitability track record by TODO BPO.

4 Cost of Services Rendered and Operating Expenses - by Nature (consolidated)

	2008

	Cost of	Selling,
	services	general and
	rendered	administrative	Total

Personnel (i)	1,110,073	55,919	1,165,992
Third-party services (ii)	207,667	31,995	239,662
Depreciation (iv)	88,346	12,505	100,851
Rental and insurance (v)	72,820	1,915	74,735
Marketing, sponsorship and donation		16,747	16,747
Other inputs	11,741	456	12,197

	1,490,647	119,537	1,610,184

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Notes to the Financial Statements at December 31, 2008 and 2007
Expressed in thousands reais

	2007

	Cost of	Selling,
	services	general and
	rendered	administrative	Total

Personnel (i)	863,257	42,822	906,079
Third-party services (ii)	158,276	23,956	182,232
Allowance for Doubtful Accounts (iii)		4,033	4,033
Depreciation (iv)	104,603	7,161	111,764
Rental and insurance (v)	49,423	1,436	50,859
Marketing, sponsorship and donation		7,171	7,171
Other inputs	9,520	327	9,847

	1,185,079	86,906	1,271,985

(i) Personnel cost has presented an increase due to the growth of the business volume. The Company provisioned for its 2008 profit sharing program the amount of R$22,544 (R$15,483 in 2007) due to the fact that negotiations about said program have not been concluded with FITTEL. The management carried out the provision taking into account its best estimate to conclude the negotiations, verifying the background of previous negotiations, technical analysis and the current status of this negotiation.

(ii) The third-party services considered as "Cost of Services Rendered" refer mainly to expenses with workstation maintenance and data processing, while the third-party services considered as "Selling, general and administrative expenses" refer to expenses with consulting services, traveling, legal advice and others.

(iii) Allowance for doubtful accounts was recorded due to default customers who present debts in the year of 2007.

(iv) The useful life expected for the assets recorded in the items regarding IT equipment, and furniture and fixtures was decreased as of 2007, causing an accelerated depreciation (Note 11). Assets acquired through leasing agreements, classified as fixed assets as provided for by Law 11,638/07 were depreciated on a straight-line basis based on the asset’s expected useful life for 2008 and 2007.

(v) Basically, represent expenses with property rental and contact center operating infrastructure.

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Notes to the Financial Statements at December 31, 2008 and 2007
Expressed in thousands reais

5 Other Operating Expenses, Net

	Parent Company		Consolidated

	2008	2007	2008	2007

Other Operating Revenues
Reversals of contingencies (Note 17)			7,381	14,675
Penalty over overdue accounts			537
Recovered expenses		6	814	318

		6	8,732	14,993

Other Operating Expenses
Provision for contingencies (Note 17)			(19,234)	(24,783)
IPTU			(2,402)	(2,108)
Written-off goodwill			(1,694)
Other	(91)	(145)	(4,028)	(3,681)

	(91)	(145)	(27,358)	(30,572)

	(91)	(139)	(18,626)	(15,579)

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Notes to the Financial Statements at December 31, 2008 and 2007
Expressed in thousands reais

6 Financial income, net

	Parent Company			Consolidated

	2008	2007	2008	2007

Financial revenues
Yields from financial investments (i)	389	4,640	30,345	15,681
Interest and monetary restatement on other assets
	516	212	1,599	492
Other financial revenues			603	474

	905	4,852	32,547	16,647

Financial Expenses
Interest and monetary variations
on other liabilities	(35)	(18)	(92)	(87)
CPMF (ii)		(354)	(79)	(6,903)
Interest and monetary restatement of contingencies			(6,361)	(4,683)
Interest on BNDES financing (Note 13)			(14,738)	(1,932)
Interest on commercial leasing			(7,123)	(5,194)
Letter of guarantee commission (iii)			(1,782)	(317)
Interest on loans with subsidiaries	(442)
Other financial expenses (iv)	(530)	(199)	(2,422)	(1,077)

	(1,007)	(571)	(32,597)	(20,193)

	(102)	4,281	(50)	(3,546)

(i) The income return on Company’s investments was up due to higher average funds available mainly deriving from receipts of tranches related to BNDES financing between October 2007 and June 2008, in the amount of R$211,826.

(ii) As of January 1, 2008, the Provisional Contribution on Financial Transactions (CPMF) was no longer charged. The amounts recorded in 2008 under this item derived from financial transactions verified in the last week of December 2007.

(iii) Cost mainly related to first-tier banks’ letters of guarantee given as collateral of BNDES loans (Note 13).

(iv) Basically refer to financial discounts granted to customers and taxes on foreign operations.

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Notes to the Financial Statements at December 31, 2008 and 2007
Expressed in thousands reais

7 Income Tax and Social Contribution

The reconciliation of taxes calculated at nominal rates and the amount of taxes recorded are presented below:

	Parent Company		Consolidated

	2008	2007	2008	2007

Income before income tax
and social contribution	91,476	47,689	145,868	74,705

Income tax and social
contribution at nominal rate (34%)	(31,102)	(16,214)	(49,595)	(25,400)

Adjustments to determine the effective rate

Permanent addition of equity
adjustment	32,097	15,912

Tax effects on permanent income (losses) (i)			(4,143)	(956)

Changes to the Brazilian Corporate Law
- Law 11,638/07 (ii)	(44)	(70)	(1,763)	(2,248)

Other	(18)	57	2,045	1,273

Income tax and social
contribution benefits (expenses)	933	(315)	(53,456)	(27,331)

Effective income tax
and social contribution rate	-1.02%	0.66%	36.65%	36.58%

(i) This refers basically to expenses with fines, donations, free products and sponsorships deemed non deductible, among others.

(ii) Effects of the Transitional Tax Regime

In order to calculate the income tax and social contribution on net income for 2008, companies may opt for the Transitional Tax Regime (RTT), which authorizes companies to eliminate the accounting effects of Law 11,638/07 and MP 449/08, through records on the tax accounting ledger (LALUR) or ancillary controls, without changing the accounting records. This regime is chosen upon the delivery of corporate income tax return (DIPJ) related to 2008 calendar year.

Financial statements for the fiscal year ended on December 31, 2008 were prepared taking into account Management’s best estimates, which currently opted for RTT.

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Notes to the Financial Statements at December 31, 2008 and 2007
Expressed in thousands reais

	Parent Company		Consolidated

	2008	2007	2008	2007

Current
Income tax	(14)	(217)	(37,221)	(17,613)
Social contribution	(5)	(98)	(14,149)	(6,837)

	(19)	(315)	(51,370)	(24,450)

Deferred Charges
Income tax on temporary additions	-	-	5,527	5,871
Social contribution on temporary additions	-	-	1,990	2,114
Income tax on tax losses	700	-	(7,053)	(7,989)
Social contribution on negative base (tax loss)	252	-	(2,550)	(2,877)

	952	-	(2,086)	(2,881)

	933	(315)	(53,456)	(27,331)

8 Cash and Cash Equivalents

	Parent Company		Consolidated

	2008	2007	2008	2007

Cash and banks (i)	10	25	6,336	114,440
Financial investments (ii)	16,122	851	349,592	125,870

	16,132	876	355,928	240,310

(i) In 2007, the subsidiary TNL Contax kept these substantial amounts in a current account as it had commitments falling due during the first days of the month, related to supplier payments, as well as taxes and payroll.

(ii) Financial investments are indexed to the variation of the Interbank Deposit Certificate (CDI) rate and are represented by Bank Deposit Certificates – CDBs and purchase and sale commitments. Higher amount invested in 2008 is due to increased operating cash generation, less investments in the period.

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Notes to the Financial Statements at December 31, 2008 and 2007
Expressed in thousands reais

9 Deferred and Recoverable Taxes

	Parent Company				Consolidated

	2008		2007		2008		2007

	Short	Long	Short	Long	Short	Long	Short	Long
	term	term	term	term	term	term	term	term

Deferred taxes
Income tax on temporary additions (i)	-	-			6,638	12,592	4,876	8,828
Social contribution on temporary additions (i)	-	-			2,390	4,533	1,755	3,178
Income tax on tax losses	-	700				700	7,753
Social contribution on negative base		252				252	2,803

		952			9,028	18,077	17,187	12,006

Other recoverable taxes
Recoverable income tax (Note 15)	-		533		32,362		17,269
Recoverable social contribution (Note 15)	-		197		11,933		6,379
Withholding income tax (ii)	30	4,737	10	3,688	2,181	4,737	1,418	3,688
Withholding PIS/COFINS/CSLL	-	-			743		322
Recoverable INSS	-	-			1,201		430
Recoverable ISS (iii)	-					2,532		1,880

	30	4,737	740	3,688	48,420	7,269	25,818	5,568

	30	5,689	740	3,688	57,448	25,346	43,005	17,574

(i) Tax credits on temporary differences, mainly on provisions, positive and negative, except for provision for contingent liability of Oi Fixa (Note 17 (b) (iii)).

The Company and its subsidiary TNL Contax recorded its deferred tax credits arising from temporary differences, tax loss carryforwards and negative base of social contribution in compliance with the provisions in CVM Decision 273/98, as well as CVM Rule 371/02.

(ii) Withholding income tax on financial investment redemptions, due to the share buyback program, classified in the long term, since short-term recovery is not expected.

(iii) Recoverable ISS is classified in the long term by virtue of the repayment terms with Municipal bodies.

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Notes to the Financial Statements at December 31, 2008 and 2007
Expressed in thousands reais

Pursuant to the technical study prepared in December 2008 and approved by the Company's management bodies, the generation of future taxable profits during the next three years, brought to present value, will be sufficient to offset these (deferred) income tax and social contribution credits, as follows:

Up to December 31:

2008

2009	9,028
2010	9,038
2011	9,039

27,105

The technical studies on future taxable income consider estimates regarding, among others, the TNL Contax’s performance, and also the behavior of its operating market and certain economic aspects. The actual amounts may differ from these estimates adopted.

10 Investment

It represents the Company’s direct investment in TNL Contax and indirect investment in TODO, as described below:

	TNL Contax		TODO

	2007	2008	2008

Interest in subsidiaries
(direct and indirectly) - %	100%	100%	80%
Number of shares	309,550,225	309,550,225	8,000
Capital	223,900	223,900	10
Shareholders' equity	221,886	276,224	10,396

Total investments	221,886	276,224	8,317

Net income for the period	94,405	46,801	14

Equity income	94,405	46,801	11

The financial statements of the subsidiary TNL Contax, as of December 31, 2008 and 2007, has been reviewed by independent auditors.

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Notes to the Financial Statements at December 31, 2008 and 2007
Expressed in thousands reais

	2007	2008

					Annual
					amortization
Cost	Initial	Additions	Write-off	Final	rate - %

Computer equipment	256,123	71,400	(1,975)	325,548
Furniture, fixtures and fittings	52,460	16,537	(102)	68,895
Facilities on third-party premises (i)	155,080	31,328	(68)	186,340
Construction in progress	1,530	2,447		3,977
Buildings (iii)	2,628	81		2,709
Land	831			831
Other assets	22,683	6,997	(1)	29,679

	491,335	128,790	(2,146)	617,979

Accumulated depreciation

Computer equipment (ii)	(178,961)	(50,413)	1,813	(227,561)	33.3
Furniture, fixtures and fittings (ii)	(15,984)	(8,132)	57	(24,059)	12.5
Facilities on third-party premises	(36,771)	(16,679)	21	(53,429)	10
Buildings (iii)	(0)	(105)		(105)	4
Other assets	(5,152)	(2,873)		(8,025)	10

	(236,868)	(78,202)	1,891	(313,179)

Net property, plant and equipment	254,467	50,588	(255)	304,800

(i) The real estate rental agreements effectiveness varies from 5 up to 8 years. The company may renew it for the same period.

(ii) The acquired assets’ monthly depreciation rates in the lines of IT equipment and furniture and fixtures were reviewed due to the reduction of the economic useful life estimate. The evaluation studies to determine the new economic useful life of these assets were prepared in accordance with the rules of A.B.N.T – Brazilian Association of Technical Rules by a specialized consultant qualified for this activity and are supported by technical appraisal reports.

(iii) The property recorded under Building was acquired on December 21, 2007, the depreciation of which started as of January 2008.

Assets acquired through financial leasing agreements pursuant to Law 11,638/07, were classified as property, plant and equipment and recorded under “IT equipment” and “furniture and fixtures” and generated an increase of R$23,274 in depreciation in 2008 (2007 – R$27,497).

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Notes to the Financial Statements at December 31, 2008 and 2007
Expressed in thousands reais

12 Intangible (consolidated)

	2007	2008

					Annual
					Amoritzation
	Openning	Additions	Write-off	Closing	rate - %

Data processing system	112,081	39,140	(267)	150,954

Accumulated amortization	(44,105)	(22,649)	267	(66,487)	20

Net Intangible assets	67,976	16,491		84,467

13 Loans and Financing (consolidated)

Domestic Currency

					Consolidated

				Financial
Purpose	Openning	Maturity	Guarantees	charges	2008	2007

BNDES (operation expansion and upgrade)	10/2007	09/2013	bank guarantee	TJLP + 2% p.a	217,969	100,360

Current					14,219	300
Noncurrent					203,750	100,060

On August 23, 2007, the subsidiary TNL Contax entered into a loan agreement with BNDES in the amount of R$216,514 with the purpose of financing the expansion of its installed capacity, improving current facilities, qualifying human resources, improving the quality of services and productivity, and investing in marketing actions.

The loan was obtained within the scope of the Program for the Development of the Software Industry and Correlated Services – PROSOFT-Company.

On October 5, 2007, the subsidiary disbursed the first tranche, in the amount of R$100,002. In 1H08, the second, third and fourth tranches were disbursed on January 28 and 30 and June 12, 2008, in the amounts of R$40,001 and R$10,001 and R$61,822, respectively. On November 18, 2008, the last tranche was disbursed in the amount of R$4,904.

The maturity date of the financial charges shall be quarterly up until September 15, 2009, becoming monthly for the period between October 15, 2009 until the maturity date or settlement of contract. The principal shall mature monthly as of October 15, 2009.

TNL Contax contractually opted for tendering guarantees through sureties from first-tier financial institutions, in this case, receivables and covenants structures shall not be applicable.

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Notes to the Financial Statements at December 31, 2008 and 2007
Expressed in thousands reais

Costs related to these sureties amounted to R$1,658 in 2008.

Financing breakdown in the year ended on December 31, 2008.

			Interest	Financial
Purpose	2007	Funding	Amortization	charges	2008

BNDES	100,360	116,730	(13,860)	14,738	217,969

Schedule of annual disbursement until the expiration of the agreement.

Principal

2009	13,546
2010	54,182
2011	54,182
2012	54,182
2013	40,638

216,730

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Notes to the Financial Statements at December 31, 2008 and 2007
Expressed in thousands reais

14 Commercial Leasing

	Number of	Total present	Balance payable

Lessor	installments	value of agreements	2008	2007

CIT	48	13,090	4,143	7,416

Unibanco	48	13,959	3,121	6,611

HP Financial	36	11,670		970
	48	18,975	4,881	9,625
	60	18,313	9,140	12,803

IBM Leasing	36	710		118
	48	757	189	378
	60	8,862	4,496	6,267

		86,336	25,970	44,188

Current			16,086	18,218
Noncurrent			9,884	25,970

TNL Contax has several leasing agreements related to IT equipment and furniture for the maintenance of the Company’s operations. These agreements are recorded at present value in current and long-term liabilities.

15 Private debentures (Parent Company)

On November 18, 2008, the Company raised the amount of R$40,000 deriving from the private issuance of debentures, approved at the Board of Directors meeting held on September 30, 2008, as shown below:

				Value	Annual
	Issue	Issue	Outstanding	at the	financial
	date	type	securities	issue date	charges	2008

1st Series	11/18/2008	Private	4,000	40,000	TJLP + 2%
Principal						40,000
Interest						153

						40,153

The debentures were issued in a single tranche and are not convertible into shares. The amortization of principal and interest will take place in a lump sum on November 18, 2011;

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Notes to the Financial Statements at December 31, 2008 and 2007
Expressed in thousands reais

16 Taxes recoverable

	Parent Company		Consolidated

	2008	2007	2008		2007

	Short	Short	Short	Long	Short	Long
	term	term	term	term	term	term

Income Tax and Social	56
Contribution (i)		348	51,334		24,827
ISS			9,816		8,296
PIS and COFINS			6,816		5,089
Social Security paid by
installments (ii)			768	1,787	768	2,391
Other recoverable taxes	-	-	15		10

	56	348	68,749	1,787	38,990	2,391

(i) It refers to income and social contribution taxes payable, which will be offset by prepaid income and social contribution taxes (Note 9).

(ii) It refers to the payment by installments related to INSS (National Institute of Social Security) delinquency notice of joint liability, which has been fully transferred to third parties, not affecting TNL Contax’s results.

17 Provisions for Contingencies (consolidated)

(a) The subsidiary TNL Contax showed the following balances of provisions for contingencies and court deposits:

	Court deposits		Provision for contingencies

	2008	2007	2008	2007

Tax contingencies	1,469	1,342	11,927	7,776
Labor contingencies	33,869	16,445	51,651	38,955
Civil contingencies		-	573	129

	35,338	17,787	64,151	46,860

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Notes to the Financial Statements at December 31, 2008 and 2007
Expressed in thousands reais

(b) The breakdown of provision in the year ended December 31, 2008 is shown below:

	2007	Additions	Uses	Reversals	Indexation	2008

Tax
Tax on services – ISS	1,098				836	1,934
INSS (i)	5,196				608	5,804
PIS/COFINS (ii)	1,482	2,706				4,188

	7,776	2,706			1,444	11,926

Labor (iii)	38,955	14,278	(3,222)	(4,186)	5,827	51,652
Civil	129	441			3	573

	46,860	17,425	(3,222)	(4,186)	7,274	64,151

The provisions for contingencies reflect management's best estimates for the amounts deemed sufficient to cover probable losses from pending lawsuits on the balance sheet date and are based on legal advisors’ opinion. The Company and its subsidiary maintain court deposits to ensure the right of recourse in tax and labor claims.

TNL Contax’s tax delinquency notice related to INSS contributions amounted to R$19,170, restated until December 2008. Out of this amount, R$4,570 are accrued. Concerning the remaining R$14,600, TNL Contax filed a defense as it disagrees with tax authority’s understanding. According to our external legal advisors, the provision of this amount is not appropriate.

(i) Mainly comprised by provision to regulate contributions to SENAC and SEBRAE entities, and of payments made to INSS (National Institute of Social Security), according to the FPAS (Pension and Social Assistance Fund) codes of payment table.

(ii) Contingent amount related to the deduction of the ISS cost on the calculation basis for determination of PIS/COFINS, based on the granting of advance relief until decision of bill of review 2007.01.00.017041 -3/DF with the Regional Court of the 1st region.

(iii) The labor claims filed against TNL CONTAX by employees and former employees hired by it during its operations amounted to R$37,870. According to the services agreement executed between Oi Fixa and TNL Contax, labor claims arising from the migration of employment contracts shall be incumbent upon that company, whose amount was recorded as counter-entry to “Credits receivable”. The amount of labor claims under Oi Fixa’s responsibility represents R$13,781.

(c) The subsidiary TNL Contax has contingent liabilities classified as possible for tax and civil contingencies in the amounts of R$36,681 and R$581, respectively, these values are not provisioned due to the fact that the Company filed a defense based on the opinion of its legal advisors who attribute to said lawsuits the probability of loss as possible and remote.

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Notes to the Financial Statements at December 31, 2008 and 2007
Expressed in thousands reais

18 Shareholders' Equity

(a) Capital stock and shares rights

The Company’s capital stock, amounting to R$223,873, represented by 15,856,686 non-par registered book-entry shares, of which 5,824,772 are common shares and 10,031,914 are preferred shares. Each common share is entitled to one voting right in the resolutions of the General Meeting.

The preferred shares issued by the Company shall not have voting rights, but shall have priority of refund in the event the Company is liquidated, without premium, and in the payment of non-cumulative minimum dividends of (a) 6% per year, on the amount resulting from the division of the subscribed capital by the number of shares of the Company or (b) 3% of net equity value of shares, prevailing the highest amount between (a) and (b).

The preferred shares may represent up to two thirds of the total shares issued by the Company, with the possibility of changing the previous existing proportion between common and preferred shares.

(b) Capital reserve in share subscription

The capital reserve presents a balance of R$9,282 on December 31, 2008, as a result of the utilization of part of this reserve in the first share buyback program, pursuant to the resolution of the Board of Directors as of June 29, 2006. The reserve was fully used to finance the fourth share buyback program, and shares remained in treasury (Note18 (e) (iv)).

(c) Legal reserve

Pursuant to Article 193 of Brazilian Corporate Law, Contax Participações S.A. is obliged to allocate 5% of its net income calculated for the year to a legal reserve, up to 20% of the Company's capital stock. This allocation is optional when the legal reserve added to capital reserves exceed 30% of the capital stock. This reserve may be used to increase capital or offset losses, and may not be distributed as dividends.

(d) Statutory reserve

Pursuant to Article 194 of Brazilian Corporate Law and to Article 29 of the Company’s Bylaws, the Company allocated a Statutory Reserve to ensure the realization of investments in the Company’s interest, as well as to preserve its working capital. The

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Notes to the Financial Statements at December 31, 2008 and 2007
Expressed in thousands reais

Statutory Reserve is limited, together with all other profit reserves, to the amount of the capital stock.

On September 5, 2008, as per resolution of the Board of Directors, this reserve was fully allocated to the fourth share buyback program, and shares remained in treasury (Note 18 (e) (iv)).

(e) Treasury Shares

(i) First share buyback program

At the Extraordinary Meeting of the Board of Directors held on June 29, 2006, the share buyback proposal was approved, with funds registered in the Capital Reserve and Statutory Reserve accounts, totaling the buyback of 5,886,972 common shares and 11,773,944 preferred shares, fully cancelled as per resolution of the Extraordinary General Meeting held on November 28, 2006.

(ii) Second share buyback program

At the Extraordinary Meeting held on November 30, 2006, the Board of Directors approved the launch proposal of the share buyback program, with funds registered in the Capital Reserve and Statutory Reserve accounts, which amounted to the buyback of 5,298,302 common shares and 24,058,194 preferred shares, cancelled on July 31, 2007, thus 1,750,000 common shares remaining in treasury, as per resolution at the Extraordinary General Meeting held on July 27, 2007.

(iii) Third share buyback program

At the Extraordinary Meeting, held on July 26, 2007, the Board of Directors approved the new share buyback program with funds registered in the Capital Reserve and Statutory Reserve accounts, totaling the buyback of 18,277,422 preferred shares and 3,193,472 common shares, cancelled on October 17, 2007, of which 1,750,000 common shares remain in treasury, pursuant to the resolutions of the General Extraordinary Meeting, totaling 3,500,000 common shares in treasury.

(vi) Fourth share buyback program

At the Extraordinary Meeting held on September 5, 2008, the Board of Directors approved a new share buyback program, with funds from Capital Reserve and Statutory Reserve accounts, totaling the buyback of 861,664 preferred shares and 52,337 common shares, which remained in treasury.

The Extraordinary General Meeting held on December 17, 2008 approved the cancellation of 52,337 common shares and 861,664 preferred shares held in treasury, without decreasing the Company’s capital stock, and 166,018 common shares remaining in treasury.

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Notes to the Financial Statements at December 31, 2008 and 2007
Expressed in thousands reais

			In Reais

	Thousand Shares	Buyback Price	Average Price	Maximum Price	Minimum Price

Preferred Shares
1st Buyback Program	11,774	21,517	1.83	1.95	1.61
Share Cancellation	(11,774)	(21,517)	1.83
2nd Buyback Program	24,058	46,242	1.92	2.00	1.84
Share Cancellation	(24,058)	(46,242)	1.92
3rd Buyback Program	18,277	46,424	2.54	2.65	2.46
Share Cancellation	(18,277)	(46,424)	2.54
4th Buyback Program	862	36,206	42.00	42.81	41.59

	862	36,206

Common Shares

1st Buyback Program	5,887	19,097	3.24	3.41	3.12
Share Cancellation	(5,887)	(19,097)	3.24
2nd Buyback Program	5,298	16,144	3.05	3.29	2.97
Share Cancellation	(3,548)	(10,812)	3.05
3rd Buyback Program	3,193	11,287	3.53	3.62	3.52
Share Cancellation	(1,443)	(5,102)	3.54
Sale of Shares	(180)	(604)	3.36

	3,320	10,913	3.29
Reverse Split of Shares (1/120)	166	10,913	65.74
4th Buyback Program	52	2,730	52.50	52.94	51.73

	218	13,643

	1,080	49,849

(f) Stock option plan

The Extraordinary General Meeting held on April 16, 2007, approved a stock option plan. The Board of Directors is liable for managing the plan and introducing periodic stock option programs.

The Stock Option Plan initiated in 2007 provides for three beneficiaries who are entitled to a total corresponding up to 1.9% of the subscribed and paid-up capital stock, representing 350,000 thousand common shares granted within the scope of plan in April 2007. Options may be exercised as of October 1, 2007, in four equal annual lots. Pursuant to the Stock Option Plan, the beneficiary must allocate a minimum amount to acquire shares deriving from options whose initial grace period has already elapsed, under the penalty of extinguishment of option related to that year.

The strike price of R$51.20 was calculated based on the weighted average quote of Bovespa within 30 days immediately prior to the concession date and will be monetarily restated in compliance with the General Market Price Index - IGP-M.

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Notes to the Financial Statements at December 31, 2008 and 2007
Expressed in thousands reais

Share market value on the last business day of December 2008 was R$40.00 per share.

TNL Contax’s stock options are qualified to be treated as liabilities, according to CPC 10, as share-based payment. On December 31, 2008, a R$128 (R$205 in 2007) expense was verified based on the expectation of their realization.

In the first lot of the program, 8,983 options were exercised, corresponding to R$167.

Fair value of options was calculated using the Black & Scholes option pricing model, based on the following assumptions:

	1st tranche	2nd tranche	3rd tranche	4th tranche

Strike price (R$) (*):	51.20	51.20	51.20	51.20
Market price (R$) (*):	64.00	64.00	64.00	64.00
Options fair value	14.13	20.66	22.26	25.29
Share price volatility	19.64%	37.51%	23.54%	23.54%
Risk-free rate of return:	11.08%	10.53%	10.30%	10.17%
Dividend yield:	1.40%	1.40%	1.40%	1.40%

(*) On the plan's granting date

In 2008, the options corresponding to the 2nd lot of the Stock Option Plan were not exercised, resulting in the cancellation of 87,500 shares, provided for in the Stock Option Plan.

TODO’s Extraordinary General Meeting held on October 29, 2008 approved the stock option plan, with the issue of 800 new registered common shares, with no par value.

(g) Reverse split of shares

At the Extraordinary General Meeting held on October 17, 2007, the reverse split of all shares representing the Company’s capital stock was approved, at the ratio of 20 shares for 1 share of the same type. As per the call to the shareholders, a term of until November 16, 2007 was granted to carry out the adjustments to share positions. The information disclosed regarding the amount of shares prior to this date does not include a retroactive effect of the reverse split of shares.

Share fractions resulting from reverse split were divided, grouped into whole numbers and sold at Bovespa auction on August 13, 2008, as per Notice to the Market dated August 12, 2008. The amounts resulting from this auction totaled R$22,106, out of which R$5,256 were transferred to shareholders of fractioned shares. The R$16,850 non-transferred amount corresponds to shareholders whose shares are either blocked or their records are not updated and will be exclusively paid upon the presentation of the supporting documentation evidencing the unblocked shares and/or shareholder’s identification, whichever is the case.

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Notes to the Financial Statements at December 31, 2008 and 2007
Expressed in thousands reais

(h) Unrealized profit reserve

The unrealized profit reserve, as provided for in the Company’s Bylaws, aims at not distributing the portion of equity adjustment financially unrealized as dividends.

As provided for in Articles 197 and 202 of Law 10,303, dated October 31, 2001, Contax Participações allocated the surplus verified between the difference of minimum mandatory dividend and the proposed divided to the unrealized profit reserve, which amount when realized and if not absorbed by future losses, will be added to the first dividend declared after such realization.

(i) Dividends

In compliance with its Bylaws, Contax Participações S.A. should distribute dividends for each fiscal year in an amount no less than 25% of adjusted net income. The Company may also distribute quarterly dividends, provided that the total dividends paid do not exceed the value of its capital reserve.

The minimum mandatory dividends were calculated as follows:

	2008	2007

Net income for the year	92,409	53,984
Legal reserve - 5%	(4,620)	(2,699)

Adjusted net income	87,789	51,285

Mandatory minimum dividends - 25%	21,947	12,821

Number of outstanding common shares (in thousands)		5,607

Number of outstanding preferred shares (in thousands)		9,170

The statutory minimum dividends were calculated as follows:

Preferred shares are ensured priority for reimbursement should the Company be liquidated, with no premium, and for the payment of non-cumulative minimum dividends of: (i) 6% per year on the amount resulting from dividing the subscribed capital stock by the number of preferred shares of the Company, or (ii) 3% of the value of the net equity value of share, whichever is greater, calculated as follows:

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Notes to the Financial Statements at December 31, 2008 and 2007
Expressed in thousands reais

		2008	2007

(i)	Capital stock amount	223,873	223,873
	x Preferred shares percentage	62.06%	63.94%
	x Minimum dividends percentage	6%	6%

	Minimum dividends	8,336	8,588

(ii)	Shareholders' equity	332,698	303,694
	x Preferred shares percentage	62.06%	63.94%
	x Statutory dividends percentage	3%	3%

	Statutory minimum dividends	6,194	5,825

The dividends proposal included in the Company’s financial statements, subject to the shareholders’ approval at the General Meeting, calculated pursuant to said law, especially concerning the provisions in Articles 196 and 197, and it is shown as follows:

	2008		2007

Net income for the year	92,409		53,984
Legal reserve - 5%	(4,620)		(2,699)

Adjusted net income	87,789		51,285

Manadatory minimum dividends - 25%	(21,947)		(12,821)
Proposed dividends			777
Realization of profit reserve	(16,626)
Excess dividends	(11,427)

Allocation to unrealized profits reserve
Allocation to statutory reserve	54,415		12,044

Net income for the year	92,409		53,984
Portion of Unrealized Revenue	54,339		(40,570)

Equity adjustments	(94,404)		(53,207)
TNL Contax Dividends	148,743		12,637

Realized net income for the year	146,748		13,414

Dividends payable
Proposed dividends	33,374	(i)	777
Utilization of unrealized profit reserve 2006	4,583	(ii)	8,324
Utilization of unrealized profit reserve 2007	12,043	(iii)	4,313

	50,000		13,414

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Notes to the Financial Statements at December 31, 2008 and 2007
Expressed in thousands reais

(i) The proposed dividend on the 2008 result shall pay R$20,712 to preferred shares and R$12,662 to common shares.

(ii) Utilization of the unrealized profits reserve recorded in 2006 for payment of preferred shares, R$1,708 and common shares, R$2,875 as per reserve structure.

(iii) Utilization of part of the unrealized profits reserve recorded in 2007 for payment to shareholders, in which R$4,423 for common shares and R$7,620 for preferred shares, as per reserve structure.

Management will propose at the Annual General Meeting the appropriation of R$54,415 to establish a statutory reserve for investments and R$50,000, of which R$33,374 as dividends related to the year ended on December 31, 2008, and R$16,626 with the utilization of unrealized profits reserves.

19 Financial Instruments

(a) Classification and valuation of the financial instruments

The Company operates with several financial instruments, especially accounts receivable, suppliers, loans and financings, and leasing.

Its financial assets must be classified into the following categories: measured by fair value through income (destined for trading), loans and receivables, held-to-maturity and available-for-sale securities. The financial liabilities are classified as measured by fair value or not measured by its fair value.

The classification depends on the purpose to which the financial instruments were acquired. Management determines the classification of its financial instruments at the initial recognition.

Cash and cash equivalents were not classified in the category of financial instruments, since they represent high liquid financial assets with an insignificant risk of change in value.

On December 31, 2008 and 2007, the classification of financial instruments can be summarized as follows:

	2008	2007

Accounts Receivable	Not measured by fair value	Not measured by fair value
Suppliers	Not measured by fair value	Not measured by fair value
Loans and financing	Not measured by fair value	Not measured by fair value
Leasing	Not measured by fair value	Not measured by fair value

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Notes to the Financial Statements at December 31, 2008 and 2007
Expressed in thousands reais

(i) Measured by fair value through income (destined for trading)

The financial assets measured at fair value through income are financial assets held for active and usual trading. The assets of this category are classified as current assets. Gains or losses resulting from variations in fair value of financial assets, measured at fair value through income, shall be presented in the statement of income under “financial result” in the period they occurred, unless the instrument has been contracted in connection with other operation. In this case, the variations are recognized under the same item of income affected by said operation. On December 31, 2008, the Company had no financial assets held for active and usual trading.

(ii) Loans and receivables

This category includes loans granted and receivables which are non-derivative financial assets with fixed or determinate payments, not quoted in an active market. These are included as current assets, except for those with maturity exceeding twelve months after the balance sheet date (these are classified as non-current assets). Loans and receivables are accounted by amortized cost, using the real interest rate method. On December 31, 2008, the Company had no loans and receivables.

(iii) Held-to-maturity financial assets

These are basically the financial assets that cannot be classified as loans and receivables, since they are quoted in an active market. In this case, these financial assets are acquired with the intention and financial capacity to be held in portfolio up to maturity. These are measured by acquisition cost, accrued of yields earned in contra account to income for the year. On December 31, 2008, the Company did not have held-to-maturity financial assets.

(iv) Available-for-sale financial assets

The available-for-sale financial assets are non-derivatives which are designated in this category, or which are not classified in any other category. They are included in non-current assets, unless Management intends to divest within twelve months after the balance sheet date. Available-for-sale financial assets are recorded by their fair value. The interest of available-for-sale securities, calculated using the real interest rate method are recognized in the statement of income as financial revenues. The portion corresponding to the variation in the fair value is recorded against shareholders’ equity, in the adjustment to assets valuation account, being realized against income upon its settlement or due to permanent loss. On December 31, 2008, the Company did not have available-for-sale financial assets.

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Notes to the Financial Statements at December 31, 2008 and 2007
Expressed in thousands reais

(b) Fair value of financial instruments

The fair value of publicly-quoted investments is based on current purchase prices. For financial instruments without active market or public quote, the Company establishes the fair value through valuation techniques. These techniques include the use of recent operations contracted with third parties, reference to other instruments which are substantially similar, the analysis of discounted cash flows and the option pricing models making use of as much information as possible generated by the market and relying very little on information generated by the entity’s management.

On the balance sheet date, the Company evaluates if there is any objective evidence that a financial asset or a group of financial assets is recorded at a value higher than its recoverable value. If there is any evidence concerning the available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any loss for realization of this financial asset previously recognized in income – is excluded from equity and recognized in the statement of income.

On December 31, 2008 and 2007, the book and fair values of the financial instruments are shown as follows:

	2008

	Parent Company		Consolidated

	Book value	Fair value	Book value	Fair value

Cash and cash equivalents	16,132	16,132	355,928	355,928
Accounts receivable			102,134	102,134
Suppliers	29	29	76,847	76,847
Loans and financings			217,969	217,969
Stock option plan	333	333	333	333
Leasing			25,970	25,970

	2007

	Parent Company		Consolidated

	Book value	Fair value	Book value	Fair value

Cash and cash equivalents	876	876	240,310	240,310
Accounts receivable			84,863	84,863
Suppliers	97	97	72,466	72,466
Loans and financing			100,360	100,360
Stock option plan	205	205	205	205
Leasing			44,188	44,188

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Notes to the Financial Statements at December 31, 2008 and 2007
Expressed in thousands reais

(c) Derivatives

During 2008 and 2007, the Company did not operate with derivative financial instruments.

(d) Cash, Banks and Financial Investments

The recorded values are close to the realization or settlement values. Cash surplus is invested, in line with treasury policies, and periodically reassessed.

(e) Financing

On August 23, 2007, the subsidiary TNL Contax S.A. signed a financing agreement with BNDES in the amount of R$216,514 with the purpose of financing the expansion of installed capacity, improving current facilities, qualifying human resources, improving the quality of services and productivity, and investing in marketing actions (Note 13).

On September 30, 2008, the Company’s Board of Directors approved, in compliance with paragraph 1 of Article 59 of Law 6,404/76, the issue of simple debentures not convertible into shares for private subscription, in the amount of R$40,000, and TNL Contax as fully applicant for the debentures.

Debentures will be issued in a single series and unsecured guarantee, redeemable within three years, with principal and interest rates at the end of the period and remuneration of long-term interest rate (TJLP) + 2% p.a..

(f) Derivatives

On December 31, 2008 and 2007 there were no outstanding operations involving derivative financial instruments. On this same date, the book value of financial instruments (assets and liabilities) corresponds approximately to their market value. The Company does not maintain unrecorded financial instruments.

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Notes to the Financial Statements at December 31, 2008 and 2007
Expressed in thousands reais

(g) Commercial Leasing

The subsidiary has several leasing, IT equipment, furniture agreements, whose payments were separated between financial charges and decrease in liabilities, pursuant to Law 11,638/07 (Note 14).

(h) Investments

It consists, mainly, of an investments in closely-held subsidiaries, recorded by the equity method of accounting (Note 10).

(i) Credit risk

The credit risk associated with trade accounts receivable is not relevant, due to the financial size of the companies to which TNL Contax provides services.

TNL Contax records allowance for doubtful accounts for delinquent customers and applies the collection and negotiation procedures of overdue credits.

(j) Interest rates risk

The associated risk arises from the possibility of the Company incurring in losses derived from interest rate variations that increase the financial expenses related to financing raised in the market. The Company continuously monitors the market interest rates with the purpose of evaluating the eventual need of contracting operations to hedge itself against the volatility risk of these rates.

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Notes to the Financial Statements at December 31, 2008 and 2007
Expressed in thousands reais

20 Related Parties

The main transactions between the Parent Company and its subsidiary, and between the latter and other related parties may be summarized below:

	2008

									Paggo	Paggo
	Oi	Oi	Brasil	Brasil	Oi	Telemar		Amazônia	Administradora	Administrador	Paggo
	Fixa	Móvel	CAP	Veículos	Internet	Participações	TNL Contax	Celular	de Cartões	de Crédito	Acquirer	Way TV	BNDES	Total

Assets
Accounts receivable	21,965	1,421	470	768	200				377			682		25,883
Dividends							148,743							148,743

	21,965	1,421	470	768	200		148,743		377			682		174,626

Liabilities
Suppliers	1,625	35												1,660
Loans							954							954
Debentures							40,153							40,153
Loans and
financing (Note 13)													204,494	204,494

	1,625	35					(40,107)						204,494	247,261

Revenues
Revenues from services rendered	724,012	237,179	4,861	7,727	5,424	(17)		4,913	12,210	1,508	2,385	5,929		1,006,131

Costs and expenses
Cost of services rendered	(26,930)	(6,872)												(33,802)
Financial expenses (Note 6)							(442)						(14,305)	(14,747)

	(26,930)	(6,872)					(442)						(14,305)	(48,549)

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Notes to the Financial Statements at December 31, 2008 and 2007
Expressed in thousands reais

	2007

								Paggo
			Brasil	Brasil		Telemar		Administradora	Paggo
	Oi Fixa	Oi Móvel	CAP	Veículos	Oi Internet	Participações	TNL Contax	de Cartões	Acquirer	BNDES	Total

Assets
Accounts receivable	12,279	4,626	285	595		17		62			17,864
Dividends							12,637				12,637

	12,279	4,626	285	595		17	12,637	62			30,501

Liabilities
Suppliers	2,699	236									2,935
Dividends						3,508					3,508
Loans and
financing (Note 13)										100,360	100,360

	2,699	236				3,508				100,360	106,803

Revenues
Revenues from services rendered	573,003	161,055	3,584	6,644	10,092	25		418	84		754,905

Costs and expenses
Cost of services rendered	(24,225)	(6,700)									(30,925)
Financial expenses (Note 6)										(1,873)	(1,873)

	(24,225)	(6,700)								(1,873)	(32,798)

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Notes to the Financial Statements at December 31, 2008 and 2007
Expressed in thousands reais

(ii) Key Management compensation

Key Management personnel comprises board members and executive statutory officers. Compensation paid or payable for services provided by employees is shown below:

	2008	2007

Payroll and related charges	2,735	2,164
Fees	1,150	1,023
Profit sharing	2,360	1,725

	6,245	4,912

21 Insurance

The Company and its subsidiary have a risk management program aiming at minimizing risks, obtaining in the market coverages compatible with its size and operations. Coverage was contracted by amounts deemed as sufficient by Management to cover any eventual losses and casualties, taking into account the nature of its operations, the risks involved in its operations and the guidance of its insurance brokers, ensuring the integrity of assets and the continuity of its operations.

On December 31, 2008, the Company had the following main insurance policies contracted with third-parties:

Branches	Secured amounts	Maturity

Management civil liability	233,620	1.13.2009
Fire of property, plant and equipment	61,400	5.16.2009
Loss of profits	42,654	5.16.2009
General civil liability	10,000	5.16.2009

*           *           *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2009

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.